SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Cost Plus, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
221485105
(CUSIP Number)
David A. Knight
Stephens Investments Holdings LLC
111 Center Street
Little Rock, AR 72201
(501) 377-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 1, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,688,686

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,688,686

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,688,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	221485105

1	NAMES OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,688,686*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,688,686*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,688,686*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares beneficially owned by Stephens Investments Holdings LLC, of which Mr. Stephens is President.

CUSIP No.	221485105
Introductory Statement
     This Amendment No. 2 to Schedule 13D amends the Initial Report filed by the reporting persons on October 10, 2008 and Amendment No. 1 to Schedule 13D filed by the reporting persons on October 27, 2008 (the “Prior Filings”) relating to the common stock, par value $.01 per share (“Common Stock”), of Cost Plus, Inc., a California corporation (the “Company”). This Amendment No. 2 is being filed to report purchases of Common Stock by Stephens Investments Holdings LLC (“SIH”) which, collectively, exceed one percent of the outstanding shares of the Common Stock. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings which, together with this Amendment No. 2, are referred to herein as the “Statement”. Except as set forth below, there are no changes to the Prior Filings.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Since the filing of Amendment No. 1 to Schedule 13D on October 27, 2008, SIH has purchased on the open market an aggregate of 246,022 shares of Common Stock at an aggregate purchase price of $270,143.63. The source of the funds used by SIH to purchase such shares is working capital of SIH.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a, b) SIH beneficially owns 2,688,686 shares of Common Stock, which represents approximately 12.2% of the outstanding Common Stock.1 SIH has the sole power to vote and to dispose of all such shares. Because Warren A. Stephens may be deemed to control SIH, Mr. Stephens may be deemed to beneficially own, and to have the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of all of the Common Stock beneficially owned by SIH. Douglas H. Martin, Executive Vice President of SIH, beneficially owns 8,000 shares of the Common Stock and has sole power to vote and to dispose of such shares. Mr. Martin disclaims beneficial ownership of any shares owned by the reporting persons and disclaims membership in a group with the reporting persons.
(c) The following table lists all transactions in the Common Stock effected since the filing of Amendment No. 1 to Schedule 13D on October 27, 2008. All such transactions were effected in the open market.

Shares of Common Stock Purchased	Price Per Share	Date of Purchase
3,950	1.54	10/27/2008
40,921	1.5442	10/28/2008
2,229	1.55	10/31/2008
10,000	1.36	11/12/2008
200	1.30	11/13/2008
8,100	1.1685	11/14/2008
6,000	1.0833	11/17/2008
12,400	1.0304	11/18/2008
54,225	0.9452	11/21/2008
39,240	0.8731	11/24/2008

[1]	All calculations of percentage ownership in this Schedule 13D are based on 22,087,113 shares of Common Stock reported by the Company as outstanding as of September 8, 2008, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended August 2, 2008, which was filed by the Company with the SEC on September 8, 2008.

CUSIP No.	221485105

Shares of Common Stock Purchased	Price Per Share	Date of Purchase
31,019	0.9621	11/25/2008
10,330	1.0097	11/26/2008
20,000	1.0631	12/1/2008
6,005	1.05	12/3/2008
1,403	1.04	12/4/2008
Except as disclosed above and in the Prior Filings, none of the reporting persons have effected any transactions in the Common Stock during the past sixty days.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
1. Agreement to File Joint Schedule 13D

CUSIP No.	221485105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 5, 2008
Date

/s/ David A. Knight
David A. Knight, as Sr. Vice President of Stephens Investments
Holdings LLC and as attorney in fact for Warren A. Stephens